HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074

TEL804 • 788 • 8200 FAX804 • 788 • 8218

January 16, 2013

VIA EDGAR

Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Orchid Island Capital, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed on December 18, 2012
File No. 333-184538

Dear Mr. McTiernan:

As counsel to Orchid Island Capital, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-184538) (the “Registration Statement”), together with an exhibit, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 3, 2013.

For convenience of reference, each Staff comment contained in your January 3, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Mr. Kevin Woody, Mr. Mark Rakip and Ms. Rochelle Plesset a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect the changes in Amendment No. 3 as compared to Amendment No. 2 to the Registration Statement filed with the Commission on December 18, 2012. The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to

ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES

McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO TOKYO WASHINGTON

www.hunton.com

Mr. Michael McTiernan, Assistant Director

January 16, 2013

pages of the blacklined version of Amendment No. 2. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Our Portfolio, page 7

1.	We note your response to comment 2. Please revise or supplement your average cost of funds operating data to reflect related hedging costs.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure regarding its average cost of funds operating data to reflect hedging activities on pages 8, 72, 74, 75, 76, 77 and 78 of the prospectus.

Core Earnings, page 62

2.	We note your response to prior comment 3. Given that you have elected the fair value option, please tell us how you have complied with ASC 825-10-35-4.

RESPONSE: In response to the Staff’s comment, the Company has revised its financial statement disclosure, specifically its statements of operations and financial data presentations, to separately report net realized and unrealized gains and losses. The Company has elected to account for its investments in all mortgage-backed securities under the fair value option. Therefore, in accordance with ASC 825-10-35-4, the Company records all unrealized gains and losses on its investments in mortgage-backed securities in its statements of operations. The Company has revised its presentation of such unrealized gains and losses so that they are shown separately from realized gains and losses in our statements of operations. See pages 20, 21, 61, 62, 74, 75, 76, 77, F-3 and F-17 of the prospectus for the revised disclosure that reflects the revised presentation.

Draft Tax Opinion

3.	We note your response to comment 6 and your representation that Bimini’s REIT status is implicit in the opinion. Please confirm to us that counsel is not assuming Bimini’s

Mr. Michael McTiernan, Assistant Director

January 16, 2013

REIT status either directly through an assumption in the opinion or indirectly through officer’s certificates or similar representation letters relied upon by counsel (other than as to factual matters) in giving the opinion.

RESPONSE: In response to the Staff’s comment, we confirm that we are not assuming Bimini’s REIT status either directly through an assumption in our opinion to be filed on Exhibit 8.1 to the Registration Statement or indirectly through officer’s certificates or similar representation letters relied upon by us (other than as to factual matters) in giving this opinion.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8388.

Very truly yours,

/s/ S. Gregory Cope

S. Gregory Cope, Esq.

cc:	Robert E. Cauley
G. Hunter Haas, IV
Brian Ross, Esq.
David A. Miller, Esq.
Jeffrey M. Gallant, Esq.